UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 Petrobras on Organizational Adjustment

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Rio de Janeiro, April 26, 2023 - Petróleo Brasileiro S.A. - Petrobras, in addition to the release disclosed on 04/06/2023, informs that its Board of Directors approved, in a meeting held today, the Company's organizational adjustment proposal, which will be effective as of May 1st.

The proposal has three objectives: (i) prepare the company for the energy transition with the creation of an area focused on the topic; (ii) to bring together the engineering, technology and innovation activities, strengthening the project development area with the research and development efforts; and (iii) to concentrate corporate activities in an area focused on the company's management, strengthening synergies among the processes.

The approved proposal creates the Energy Transition and Sustainability Executive Office, which will be headed by Mauricio Tolmasquim and will have, at this moment, the Gas and Energy and Climate Change and Decarbonization executive managements.

The current Production Development Executive Office, under Carlos José do Nascimento Travassos, will be renamed Engineering, Technology, and Innovation Executive Office, and will incorporate the Leopoldo A. Miguez de Mello Research and Development Center (Cenpes).

The current Refining, Gas and Energy Executive Office, held by William França da Silva, will be renamed Industrial Processes and Products Executive Office.

The current Marketing and Logistics Executive Board, occupied by Claudio Romeo Schlosser, will be renamed Logistics, Commercialization and Markets Executive Board.

The Institutional Relations and Sustainability Executive Office will be extinguished, with its Officer, Clarice Coppetti becoming Corporate Affairs Executive Officer, which will manage the internal processes of people management, health, environment and safety (HSE) and shared services, and will incorporate the structure of digital transformation, information security and information technology.

The executive managements of Communication, Social Responsibility and External Relations will be directly linked to the CEO.

The Financial and Investor Relations Executive Office, occupied by Sergio Caetano Leite, will now be responsible for the Portfolio Management area.

The Executive Offices of Exploration and Production and of Governance and Compliance will be maintained.

This organizational adjustment does not alter the current number of Executive Offices and does not generate any increase in costs for the Company.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer